Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MainBancorp, Inc.

Commission File No. 333-106000

In connection with the proposed merger of MainBancorp, Inc. into Prosperity Bancshares, Inc., Prosperity Bancshares has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and MainBancorp, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of MainBancorp have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the prospectus included within the registration statement because they contain important information about Prosperity Bancshares. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9307.

The following are materials used in connection with a presentation at the Fourth Annual KBW Community Bank Investor Conference held on July 30, 2003:

Prosperity Bancshares, Inc.

KBW

Fourth Annual Community Bank Investor Conference

PROSPERITY BANCSHARES, INC.℠

Real Bankers... not just a bank.

www.prosperitybanktx.com

Prosperity Bancshares, Inc.SM

[LOGO]

Fourth Annual

Community Bank

Investor Conference

PROSPERITY

BANCSHARES, INC.SM

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM

Prosperity Bancshares, Inc.SM

“Safe Harbor” Statement

under the Private Securities Litigation Reform Act of 1999

The statements contained in this presentation which are not historical facts contain forward-looking information with respect to plans, projections, or future performance of Prosperity Bancshares, Inc. and its subsidiaries. Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, may have been made in this document. Prosperity’s results may differ materially from those in the forward-looking statements for a variety of reasons, including actions of competitors; changes in laws and regulations; customer and consumer response to marketing; effectiveness of spending, investment or programs; and economic conditions. These factors, and others, are more fully described in Prosperity Bancshares, Inc.’s filings with the Securities and Exchange Commission.

Copies of Prosperity Bancshares, Inc.’s SEC filings are available over the Internet at no charge from www.freeedgar.com.

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM

Prosperity Bancshares, Inc.SM

Prosperity is . . . .

a Track Record of Success

•	A Texas based Financial Holding Company
•	Customer focused
•	Results oriented
•	Shareholder driven
•	Accretive acquisitions
•	Excellent asset quality
•	Fast growing
•	Serving Houston, Dallas and many communities along the NAFTA Highway southwest of Houston

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM

Recognition by Leading Business and Industry Publications

ABA
Banking
JOURNAL
Best of the Big Banks
The Top
50
By 2002 ROE
SPECIAL REPORT
Nationwide Compliance Officer Survey results
Outsource offshore?

FSB
FORTUNE SMALL BUSINESS
THE FSB
100
AMERICA'S FASTEST-GROWING SMALL COMPANIES
OUR THIRD ANNUAL RANKING OF PUBLIC SMALL BUSINESSES
MIKE VEECK
BASEBALL'S MADMAN OF MARKETING

Prosperity Bancshares, Inc.

www.prosperitybanktx.com

Real Bankers... not just a bank.

Prosperity Bancshares, Inc.SM

Recognition by Leading Business and Industry Publications

[PHOTOS]

www.prosperitybanktx.com	Real Bankers... not just a bank.SM

Prosperity Bancshares, Inc.

49 Full Service Banking Centers
45 Existing
4 Proposed

73% of deposits are within 80 miles of Houston

12% of deposits are in the Dallas area

DALLAS LOCATIONS
ABRAMS CENTRE
TURTLE CREEK
WESTMORELAND
CAMP WISDOM
KIEST
CEDAR HILL
GLENN HEIGHTS
RED OAK
ENNIS
HOUSTON LOCATIONS
ALDINE
TANGLEWOOD
WAUGH DRIVE
POST OAK
RIVER OAKS
DOWNTOWN
MEMORIAL
MEDICAL CENTER
BELLAIRE
DALLAS
CLEVELAND
MAGNOLIA
DAYTON
FAIRFIELD
CYPRESS
GLADEBROOK
LIBERTY
WOODCREEK
COPPERFIELD
HOUSTON
MONT BELVIEU
WINNIE
HIGHWAY 6-WEST
CITYWEST
EAST BERNARD
NEEDVILLE
CLEAR LAKE
WHARTON
HITCHCOCK
GALVESTON
EL CAMPO
WEST COLUMBIA
ANGLETON
SWEENY
BAY CITY
EDNA
CUERO
VICTORIA
PALACIOS
NAFTA HWY
GOLIAD
BEEVILLE
MATHIS
CORPUS CHRISTI
PROSPERITY BANCSHARES, INC.

DISTANCES:
Houston-Dallas... 239.13 miles
Mathis-Winnie.... 280.90 miles

Real Bankers... not just a bank.

www.prosperitybanktx.com

Prosperity Bancshares, Inc.SM

49 Full Service Banking Centers

45 Existing

4 Proposed

73% of deposits are within 80 miles of Houston

12% of deposits are in the Dallas area

29 Locations in Houston CMSA

9 Locations in Dallas MSA

5 Existing

4 Proposed

www.properitybanktx.com	Real Bankers... not just a bank.SM

Total Return Performance

350
300
250
200
150
100
50
0
11/12/98
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
S&P 500
PRSP
NASDAQ Bank Index

Used with permission. All rights reserved. crsp.com

SNL Financial LC (434) 977-1600

© 2003

www.prosperitybanktx.com

Prosperity Bancshares, Inc.

Real Bankers... not just a bank.

Prosperity Bancshares, Inc.SM

Total Return Performance

[GRAPH]

Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2003.

Used with permission. All rights reserved. crsp.com

SNL Financial LC (434) 977-1600

© 2003

www.prosperitybanktx.com	Real Bankers... not just a bank.SM

2002 Highlights

Prosperity Bancshares, Inc.

www.prosperitybanktx.com

Real Bankers... not just a bank.

Prosperity Bancshares, Inc.SM

2002 Highlights

EPS up 54% from 2001	Total Assets up 44% from 2001

Return on Average Equity of 18.7%	Five (5) Acquisitions — Added 13 locations — Added $489 million in Assets

Total Loans up 60% from 2001	Improved Houston visibility

Total Deposits up 41% from 2001	Entered Dallas/Fort Worth Metroplex

www.prosperitybanktx.com	Real Bankers... not just a bank.SM

Prosperity Bancshares, Inc.SM

Second Quarter 2003 Highlights

EPS up 17% from 2Q02	Total Assets up 46% from 2Q02

Return on Average Equity of 16% Total Loans up 46% from 2Q02	Three (3) Acquisitions — Adding 6 locations — Adding $336 million in Assets

Total Deposits up 44% from 2Q02	Improved Dallas visibility

Fee Based Income up 72% from 2Q02	TV and Radio advertising improved name recognition

www.prosperitybanktx.com	Real Bankers... not just a bank.SM

Balance Sheet Summary

As Originally Reported

(Millions)
(Equity in Millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Loans
Deposits
Assets
Equity
$24.8
$41.4
$43.3
$52.6
$88.7
$154.70
$97.38
$166.59
1997
1998
1999
2000
2001
2002
2Q02
2Q03

Prosperity Bancshares, Inc.

www.prosperitybanktx.com

Real Bankers... not just a bank.

Prosperity Bancshares, Inc.SM

Balance Sheet Summary

As Originally Reported

[GRAPH]

www.prosperitybanktx.com	Real Bankers... not just a bank.SM

Prosperity Bancshares, Inc.SM

Annual Results

	1997	1998	1999	2000	2001	2002	5 Year CAGR
Assets	$320,143	$436,312	$608,673	$703,073	$1,262,325	$1,822,256	41.60%
Loans	$120,578	$170,478	$223,505	$248,665	$424,400	$679,559	41.30%
Deposits	$291,516	$390,659	$534,756	$634,262	$1,123,397	$1,586,611	40.30%
Net Income	$3,562	$4,460	$6,474	$8,027	$12,958	$21,321	43.00%
EPS (diluted)	$0.46	$0.52	$0.60	$0.74	$0.79	$1.22	21.54%
EPS Growth		13.00%	15.40%	23.30%	6.80%	54.40%
ROAA	1.17%	1.26%	1.33%	1.29%	1.09%	1.45%
ROAE	16.32%	15.97%	15.15%	17.41%	15.19%	18.66%
NIM (te)	4.02%	4.13%	4.18%	4.09%	3.86%	4.16%
Efficiency Ratio	59.48%	57.38%	55.13%	56.57%	60.14%	50.36%

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM

Prosperity Bancshares, Inc.SM

Quarterly Results

	6/30/02	6/30/03	Growth	Growth Rate
Assets	$1,360,356	$1,983,277	$622,921	45.8%
Loans	$478,935	$699,525	$220,590	46.1%
Deposits	$1,211,933	$1,746,548	$534,615	44.1%
Net Income	$4,795	$6,497	$1,702	35.50%
EPS (diluted)	$0.29	$0.34	$0.05	17.2%
ROAA (annualized)	1.43%	1.34%
ROAE (annualized)	20.16%	15.88%
NIM (te) (annualized)	4.21%	3.77%
Efficiency Ratio	52.06%	50.73%

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM

Deposit Composition

As of June 30, 2003
$1.747 Billion

CDs & IRAs>100
$296.3
17%
Non-interest bearing DDA
$362.2
21%
CDs & IRAs < 100
$321.8
18%
Interest bearing DDA
$366.2
21%
MMA & Savings
$400.0
23%

Prosperity Bancshares, Inc.SM

Deposit Composition

As of June 30, 2003

$1.747 Billion

[GRAPH]

CDs & IRAs>100	$296.3	17%
Non-interest bearing DDA	$362.2	21%
Interest bearing DDA	$366.2	21%
CDs & IRAs<100	$321.8	18%
MMA & Savings	$400.0	23%

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM

Loan Composition

As of June 30, 2003

$699.525 Million

Agriculture
$42.9
6%
Consumer
$56.2
8%
Commercial
$312.5
45%
1-4 Family
Residential
$240.9
34%
Construction
$47.5
7%

Prosperity Bancshares, Inc.

www.prosperitybanktx.com

Real Bankers... not just a bank.

Prosperity Bancshares, Inc.SM

Loan Composition

As of June 30, 2003

$699.525 Million

[CHART]

Comsumer	$56.2	8%
Agriculture	$42.9	6%
Commercial	$312.5	45%
1-4 Family Residential	$240.9	34%
Construction	$47.5	7%

www.prosperitybanktx.com	Real Bankers not just a bank.SM

Credit Quality

As Originally Reported

0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
-0.10%
% of Average Earning Assets
0.46%
0.45%
0.38%
0.36%
0.49%
0.43%
0.45%
0.46%
0.19%
0.04%
0.13%
0.00%
0.00%
0.00%
0.00%
0.00%
1997
1998
1999
2000
2001
2002
2Q02
2Q03
PRSP NPA's
Texas Peer Group NPA's
PRSP Net Charge Offs
Texas Peer Group Net Charge Offs

www.prosperitybanktx.com

Real Bankers... not just a bank.

Prosperity Bancshares, Inc.

Prosperity Bancshares, Inc.SM

Credit Quality

As Originally Reported

[GRAPH]

% of Average Earning Assets

Texas Peer Group includes: CFR; IBOC; SWBT; TRBS; SBIB; CBSA; FFIN; SBSI; MCBI; SBIT; TXIU; GNTY; JXVL (Data as of 3/31/03)

www.prosperitybanktx.com	Real Bankers not just a bank.SM

Prosperity Bancshares, Inc.SM

PRSP Completed Acquisitions

All announced bank acquisitions

							At Announcement
Announce Date	Seller	City	State	Type	Consideration	Accounting Method	PRSP Assets ($000)	Sellers Assets ($000)	Sellers’ Asset Contribution (%)	Deal Value ($M)
03/05/2003	BankDallas SSB	Dallas	TX	Thrift	Cash	Purchase	1,822,256	40,716	2.19	7.0
02/03/2003	Abrams Centre Bancshares, Inc.	Dallas	TX	Bank	Cash	Purchase	1,822,256	95,388	4.97	16.3
08/15/2002	First National Bank of Bay City	Bay City	TX	Bank	Cash	Purchase	1,360,356	28,174	2.03	5.0
07/15/2002	Southwest Bank Holding Company	Dallas	TX	Bank	Cash	Purchase	1,289,637	127,055	8.97	21.0
05/02/2002	Paradigm Bancorporation, Incorporated	Houston	TX	Bank	Common Stock	Purchase	1,289,637	259,262	16.74	41.6
04/26/2002	First State Bank	Needville	TX	Bank	Cash	Purchase	1,289,637	17,754	1.36	3.7
02/22/2002	Texas Guaranty Bank, N.A.	Houston	TX	Bank	Cash	Purchase	1,262,152	75,019	5.61	11.8
11/08/2000	Commercial Bancshares, Inc.	Houston	TX	Bank	Common Stock	Pooling	693,079	401,271	36.67	53.3
06/21/1999	South Texas Bancshares, Inc.	Beeville	TX	Bank	Cash	Purchase	461,903	142,091	23.53	23.4
06/05/1998	Union State Bank	East Bernard	TX	Bank	Cash	Purchase	339,287	79,174	18.92	17.6

Announce Date	Seller	# of Brchs	Branch Type	Branch Locale State	Amount of Deposits Transferred ($000)	Deposit Premium ($000)	Premium/ Deposits (%)	Assets Transferred: Loans? Y or N
06/15/00	Compass Bancshares Inc.	5	Bank	TX	87,000	NA	NA	Yes
02/27/98	Grimes County Capital Corporation	1	Bank	TX	5,900	250	4.24	No
03/30/97	Wells Fargo & Company	1	Bank	TX	NA	NA	NA	No
03/11/96	Victoria Bankshares, Inc.	1	Bank	TX	46,000	NA	NA	Yes

www.prosperitybanktx.com	Real Bankers not just a bank.SM

Why Invest in PRSP

Excellent asset quality
+
Continuing operating efficiencies
+
Expanding non-interest income
+
High-growth Texas operations
Superior Long-term returns

Prosperity Bancshares, Inc.SM

Why Invest in PRSP

[GRAPH]

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM

Contact Information

Corporate Headquarters

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

713.693.9300 Telephone

713.693.9309 Fax

www.prosperitybanktx.com

Investor Contacts

David Zalman

Chief Executive Officer

979.543.2200

david.zalman@prosperitybanktx.com

David Hollaway

Chief Financial Officer

979.543.2200

david.hollaway@prosperitybanktx.com

Dan Rollins

Senior Vice President

713.693.9300

dan.rollins@prosperitybanktx.com

Prosperity Bancshares, Inc.®

www.prosperitybanktx.com

Real Bankers... not just a bank.®

Prosperity Bancshares, Inc.

Contact Information

Corporate Headquarters	Investor Contacts
Prosperity Bank Plaza	David Zalman
4295 San Felipe	Chief Executive Officer
Houston, Texas 77027	979.543.2200 david.zalman@prosperitybanktx.com

713.693.9300 Telephone	David Hollaway
713.693.9309 Fax	Chief Financial Officer
www.prosperitybanktx.com	979.543.2200 david.hollaway@prosperitybanktx.com

Dan Rollins
Senior Vice President
713.693.9300 dan.rollins@prosperitybanktx.com

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM

"We are here to help our customers succeed"
REAL BANKERS... NOT JUST A BANK
Chris Bagley
President,
Waugh Drive
Banking Center
Anne Farra
President,
Medical Center
Banking Center
Bob Benter
President,
Post Oak
Banking Center
PROSPERITY BANK™
Forty-Two Locations
in Texas to Serve You
www.prosperitybanktx.com
Member FDIC

“We are here to help our customers succeed”

REAL BANKERS... NOT JUST A BANK

Chris Bagley	Anne Farra	Bob Benter
President,	President,	President,
Waugh Drive	Medical Center	Post Oak
Banking Center	Banking Center	Banking Center

[LOGO]

PROSPERITY BANK

Forty-Two Locations

in Texas to Serve You

[LOGO] Member FDIC	www.prosperitybanktx.com

Prosperity Bancshares, Inc.℠

PROSPERITY
BANCSHARES, INC.℠

Real Bankers... not just a bank.℠

www.prosperitybanktx.com

Prosperity Bancshares, Inc. SM

[LOGO]

—PROSPERITY—

BANCSHARES, INC.SM

Real Bankers...
www.prosperitybanktx.com	not just a bank.SM